Scott C. Durocher
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1222, Facsimile:  (860) 466-1600
Scott.Durocher@LFG.com

VIA EDGAR

February 10, 2020

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-229292; 811-08557; CIK: 0001048607
      Post-Effective Amendment No. 1 on Form N-6, Rule 485(a)
      Lincoln AssetEdge ® VUL 2019
      Lincoln AssetEdge ® VUL 2019-2

Dear Sir or Madam:

Today we are electronically filing on EDGAR a post-effective amendment to the referenced registration statement.  The purpose of the amendment is to revise certain numerical values that currently are expressed within both prospectuses and the removal of the Benefit Selection Option contained within the Lincoln AssetEdge ® VUL 2019-2.

Please contact me at (860) 466-1222 with any questions or comments about this filing.

Sincerely,

Scott C. Durocher
Assistant Vice President and Senior Counsel